

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Thomas Terwilliger
Chief Executive Officer
Winners, Inc.
1180 North Town Center Drive
Suite 100 #179
Las Vegas, NV 89144

> **Re: Winners, Inc.**
> **Amended Offering Statement on Form 1-A**
> **Filed February 16, 2021**
> **File No. 024-11355**

Dear Mr. Terwilliger:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

Amended Offering Statement on Form 1-A

Cover Page

1. We note that you have revised the offering statement to indicate that you intend to offer up to 100 million shares at a range of $0.005 - $0.25. Under Rule 253(b)(2)(ii), the upper end of the range must be used in determining the aggregate offering price, which means your maximum offering amount is $25 million and exceeds the offering amount for Tier 1 offerings permitted under Rule 251(a)(1). Please advise and revise as appropriate.

Liquidity and Capital Resources, page 37

2.   We note your response to prior comment 10. Please revise to describe the material terms of your agreement with Pete Rose and file the agreement as an exhibit to the offering statement. In addition, please file your agreements with the national media buyer referenced in your response to prior comment 10.

Arrangements with VWIN Handicappers, page 45

3.   If material, please file your agreements with your handicappers. Also, please expand your disclosure in this section to describe the "related content" that is sold and advertised on your website under this agreement and, if material, whether you receive additional compensation for any sales of "related content" sourced through your website.

You may contact Scott Stringer at (202) 551-3272 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Ficksman